  As filed with the Securities and Exchange Commission on December 29, 1997

                                                   Registration No. 333-
                                                                    811-
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                   FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                    LINCOLN LIFE VARIABLE ANNUITY ACCOUNT Q
                  -------------------------------------------
                          (Exact Name of Registrant)


                    LINCOLN NATIONAL LIFE INSURANCE COMPANY
                  -------------------------------------------
                              (Name of Depositor)

                           1300 South Clinton Street
                           Fort Wayne, Indiana 46802
                  -------------------------------------------
        (Address of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, including Area Code: (219)455-2000


                             Jack D. Hunter, Esq.
                             200 East Berry Street
                           Fort Wayne, Indiana 46802
                          Telephone No. (219)455-2000
                  -------------------------------------------
                    (Name and Address of Agent for Service)


--------------------------------------------------------------------------------
                    (Name and Address of Agent for Service)

                                   Copy to:
                            Kimberly J. Smith, Esq.
                       Sutherland, Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20004

                     Title of securities being registered:
    Interests in a separate account under group flexible premium deferred variable annuity contracts.

                             ---------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                                   ACCOUNT Q
              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                CAPTION IN PROSPECTUS (PART A)
--------                ------------------------------
1.                      Cover Page

2.                      Special Terms

3.(a)                   Expense Table
  (b)                   Not Applicable
  (c)                   Not Applicable
  (d)                   For Your Information

4.(a)                   Condensed Financial Information
  (b)                   Condensed Financial Information
  (c)                   Financial Statements

5.(a)                   Cover Page; Lincoln National Life
                          Insurance Company
  (b)                   Cover Page; Variable Annuity Account;
                          Investments of the Variable Annuity
                          Account
  (c)                   Investments of the Variable Account
  (d)                   Cover Page
  (e)                   Voting Rights
  (f)                   Not Applicable

6.(a)                   For Your Information; Charges and
                          Other Deductions
  (b)                   Charges and Other Deductions
  (c)                   Charges and Other Deductions
  (d)                   Charges and Other Deductions
  (e)                   Charges and Other Deductions
  (f)                   Charges and Other Deductions

7.(a)                   The Contracts; Investments of the Variable
                          Account; Annuity Payments; Voting Rights;
                          Return Privilege
  (b)                   Investments of the Variable Account;
                          The Contracts; Cover Page
  (c)                   The Contracts
  (d)                   The Contracts

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                CAPTION IN PROSPECTUS (PART A)
--------                ------------------------------
1.                      Cover Page
8. (a)                  Annuity Payments
   (b)                  Annuity Payments
   (c)                  Annuity Payments
   (d)                  Annuity Payments
   (e)                  Cover Page; Annuity Payments
   (f)                  The Contracts; Annuity Payments

9. (a)                  The Contracts; Annuity Payments
   (b)                  The Contracts; Annuity Payments

10.(a)                  The Contracts; Cover Page; Charges
                          and Other Deductions
   (b)                  The Contracts; Investments of the
                          Variable Account
   (c)                  The Contracts
   (d)                  Distribution of the Contracts

11.(a)                  The Contracts
   (b)                  Restrictions Under the Texas
                        Optional Retirement Program
   (c)                  The Contracts
   (d)                  The Contracts
   (e)                  Return Privilege

12.(a)                  Federal Tax Status
   (b)                  Cover Page; Federal Tax Status
   (c)                  Federal Tax Status

13.

14.                     Table of Contents to the Statement
                          of Additional Information (SAI)
                          for Lincoln Life Variable
                          Annuity Account Life Q

              CROSS REFERENCE SHEET TO ITEMS REQUIRED BY FORM N-4

                        CAPTION IN STATEMENT OF ADDITIONAL
                        ----------------------------------
N-4 ITEM                INFORMATION (PART B)
--------                --------------------
15.                     Cover Page for Part B

16.                     Cover Page for Part B

17.(a)                  Not Applicable
   (b)                  Not Applicable
   (c)                  General Information and History
                        of Lincoln National Life
                        Insurance Co. (Lincoln Life)

18.(a)                  Not Applicable
   (b)                  Not Applicable
   (c)                  Services
   (d)                  Not Applicable
   (e)                  Not Applicable
   (f)                  Services

19.(a)                  Purchase of Securities Being
                        Offered
   (b)                  Not Applicable

20.(a)                  Underwriters
   (b)                  Underwriters
   (c)                  Underwriters
   (d)                  Underwriters

21.                     Calculation of Performance Data

22. 22.                 Annuity Payouts

23.(a)                  Financial Statements -- Lincoln
                          Life Variable Annuity
                          Account Q

   (b)                  Consolidated Financial Statements --
                          Lincoln National Life
                          Insurance Co. (Lincoln Life)

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT Q
GROUP VARIABLE ANNUITY CONTRACTS

issued by:
Lincoln National Life Insurance Co.
1300 South Clinton Street
Fort Wayne, Indiana 46802

                                   Account Q

This Prospectus describes group variable annuity contracts and individual certificates issued thereunder (together, contracts) issued by Lincoln National Life Insurance Co. (Lincoln Life). They are for use with the following retirement plans (plans) qualified for special tax treatment (qualified contracts) under the Internal Revenue Code of 1986, as amended (the code):

1. Public school systems and 501(c)(3) tax-exempt organizations (403(b));
2. Qualified corporate employee pension and profit-sharing trusts and qualified annuity plans;
3. Qualified trusts forming part of an employer's stock bonus, pension or profit-sharing plan (401(a));
4. Government and non-profit deferred compensation plans (457);
5. Simplified employee pension plans (SEP) (consult your representative as to the availability of this contract for SEPs);
6. SIMPLE IRA (consult your representative as to the availability of this contract for SIMPLE IRAs); and
7. Other retirement plans qualified under the code (consult your representative as to the availability).

The contracts offer you the accumulation of account value and payment of periodic annuity benefits. These benefits may be paid on a variable or fixed basis or a combination of both. Benefits start at an annuity commencement date which you select. If the annuitant dies before the annuity commencement date, a death benefit may be paid to the beneficiary.

Allocated and unallocated versions of the group contracts are available. In an allocated contract, an account value is maintained on behalf of each participant and the employer if requested. Consult your contract for more information.

All investments (purchase payments) for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account Q (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life, which is the Depositor. Based upon contractowner (unallocated contracts) or participant (allocated contracts) instructions, the VAA invests purchase payments (at net asset value) in specified mutual funds (the fund or funds and series). Both the value of a contract before the annuity commencement date and the amount of payouts afterward will depend upon the investment performance of the fund(s) or series selected. Investments in these funds and series are neither insured nor guaranteed by the U.S. Government or by any other person or entity.

Purchase payments for benefits on a fixed basis will be placed in the fixed account, which is part of our general account. This Prospectus deals only with those elements of the contracts relating to the VAA, except where reference to the fixed account is made. SPECIAL LIMITS APPLY TO WITHDRAWALS AND TRANSFERS FROM THE FIXED ACCOUNT.

We may not offer a contract continuously or in every state.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus details the information regarding the VAA that you should know before investing. This Prospectus is printed in a booklet that also includes a current Prospectus for each of the following funds: Lincoln National Aggressive Growth Fund, Inc., Lincoln National Bond Fund, Inc., Lincoln National Capital Appreciation Fund, Inc., Lincoln National Equity-Income Fund, Inc., Lincoln National Global Asset Allocation Fund, Inc., Lincoln National Growth and Income Fund, Inc., Lincoln National International Fund, Inc., Lincoln National Managed Fund, Inc., Lincoln National Money Market Fund, Inc., Lincoln National Social Awareness Fund, Inc., and Lincoln National Special Opportunities Fund, Inc. and a current Prospectus for the Delaware Group Premium Fund, Inc., which contains information regarding the Equity/Income Series, Global Bond Series and the Emerging Growth Series. All Prospectuses should be read carefully and kept for future reference.

A statement of additional information (SAI), dated       , 1998, concerning the
VAA has been filed with the SEC and is incorporated by this reference into this Prospectus. If you would like a free copy, write, Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). A table of contents for the SAI appears on the last page of this Prospectus.

This Prospectus is dated       , 1998.

                                   Account Q
FOR YOUR INFORMATION:
IF A CONTRACTOWNER OR PARTICIPANT WITHDRAWS ACCOUNT VALUE, A CDSC OF UP TO 6% MAY BE DEDUCTED. THE AMOUNT OF THE CDSC DEPENDS ON THE CONTRACT DURATION. HOWEVER, NO CDSC IS ASSESSED WHEN ANNUITY PAYOUTS BEGIN OR AT THE PARTICIPANT'S DEATH, OR UNDER CERTAIN OTHER BENEFIT-RESPONSIVE CIRCUMSTANCES. SEE CHARGES AND OTHER DEDUCTIONS.

TABLE OF CONTENTS

                                                                  Page
----------------------------------------------------------------------
Special terms
----------------------------------------------------------------------
Expense tables
----------------------------------------------------------------------
Condensed financial information for the variable annuity account
----------------------------------------------------------------------
Financial statements
----------------------------------------------------------------------
Lincoln National Life Insurance Co.
----------------------------------------------------------------------
Variable annuity account (VAA)
----------------------------------------------------------------------
Investments of the variable annuity account
----------------------------------------------------------------------
Charges and other deductions
----------------------------------------------------------------------
The contracts
----------------------------------------------------------------------
Annuity payouts
----------------------------------------------------------------------

ALSO, WITHDRAWALS MAY BE SUBJECT TO A PENALTY TAX UNDER SECTION 72 (T) OF THE CODE (SEE FEDERAL TAX STATUS) BEFORE THE ANNUITY COMMENCEMENT DATE.

INDIVIDUAL CERTIFICATES UNDER THE GROUP ALLOCATED CONTRACT CONTAIN A FREE-LOOK PROVISION. SEE RETURN PRIVILEGE.

                                                          Page
--------------------------------------------------------------
Federal tax status
--------------------------------------------------------------
Voting rights
--------------------------------------------------------------
Distribution of the contracts
--------------------------------------------------------------
Return privilege
--------------------------------------------------------------
State regulation
--------------------------------------------------------------
Restrictions under the Texas Optional Retirement Program
--------------------------------------------------------------
Records and reports
--------------------------------------------------------------
Other information
--------------------------------------------------------------
Statement of additional information
table of contents for VAA
--------------------------------------------------------------

                                   Account Q
SPECIAL TERMS

(Throughout this Prospectus, in order to make the following documents more understandable to you, we have italicized the special terms.)

Account or variable annuity account (VAA) -- The segregated investment account, Account Q, into which Lincoln Life sets aside and invests the assets for the variable annuity contracts offered in this Prospectus.

Account value -- Value held under this contract. The value may be maintained in either the fixed account, the VAA or both, depending on allocations.

Accumulation unit -- A measure used to calculate account value for the subaccounts before the annuity commencement date. See The contracts.

Advisor or investment advisor -- Lincoln Investment Management, Inc. (Lincoln Investment), which provides investment management services to each of the funds. See Investment advisor.

Annuitant -- The person upon whose life the annuity benefit payments made after the annuity commencement date will be based.

Annuity commencement date -- The valuation date when the funds or series are withdrawn or converted into annuity units or fixed dollar payout for payment of annuity benefits under the annuity payout option selected. For purposes of determining whether an event occurs before or after the annuity commencement date, the annuity commencement date is deemed to begin at the valuation period.

Annuity option -- One of the optional forms of payout of the annuity available within the contract. See Annuity payouts.

Annuity payout -- An amount paid after the annuity commencement date at regular intervals under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit -- A measure used to calculate the amount of annuity payouts after the annuity commencement date. See Annuity payouts.

Beneficiary -- The person or entity designated by a participant under a 403(b) plan that is not subject to ERISA or an annuitant to receive a death benefit, if any, payable upon the death of the participant or the annuitant.

Code -- The Internal Revenue Code of 1986, as amended.

Contingent deferred sales charge (CDSC) -- A charge assessed on certain premature withdrawals of account value, calculated according to the contract provisions. See Charges and other deductions.

Contract (variable annuity contract) -- The agreement between you and us providing a variable annuity and individual certificates issued thereunder.

Contractowner (you, your owner) -- The party named as contractowner on the contract. The contractowner may be an employer, a retirement plan trust, an association or any other entity allowed under law. In this prospectus, "you" may also be used to reference the participant.

Contract year -- Each twelve month period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit -- The amount payable to your designated beneficiary if the participant in a 403(b) plan not subject to ERISA dies before the annuity commencement date. See The contracts.

Delaware Management -- Delaware Management Company, Inc.

Employer -- The organization specified in the contract that makes the plan available to its employees.

Fixed account -- An account established for the contract which is part of the general assets of Lincoln Life.

Fund -- Any of the eleven individual Lincoln National underlying investment options in which purchase payments are invested.

Home office -- The headquarters of Lincoln National Life Insurance Co., located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

Lincoln Investment -- Lincoln Investment Management, Inc.

Lincoln Life (we, us, our) -- Lincoln National Life Insurance Co.

Participant -- A person defined as a participant in the plan, who has enrolled under a contract and, under an allocated group contract, on whose behalf Lincoln Life maintains an account value.

Plan -- The retirement plan or arrangement named in the contract offered by the employer to its employees for which a contract is used.

Purchase payments -- Amounts paid into the contract to purchase an annuity.

Qualified plan -- A retirement plan qualified for special tax treatment under the Code, as amended, including Sections 401, 403, 408, 414 and 457.

Series -- Any of the three underlying portfolios of the Delaware Group Premium Fund, Inc., in which purchase payments are invested.

Statement of additional information (SAI) -- A document required by the SEC to be provided upon request to a prospective purchaser of a contract, you. This free document gives more information about Lincoln Life, the VAA, and the contract.

Subaccount -- That portion of the VAA that reflects investments in accumulation and annuity units of a particular fund or series. There is a separate subaccount which corresponds to each fund and series.

Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading and ending at the close of such trading on the next valuation date.

Withdrawal -- A contract right that allows you to obtain a portion or all of your account value.

                                   Account Q
EXPENSE TABLES

CONTRACTOWNER TRANSACTION EXPENSES:

  CDSC (as a percentage of account value withdrawn):6%

(Note: Subject to the restrictions described under Withdrawals, up to 20% of account value may be withdrawn free of this charge in any contract year (see CDSC under Charges and other deductions for additional information).

REDUCED CDSC OVER TIME:

The CDSC percentage listed above is the maximum percentage charged as a percentage of account value withdrawn. The later a withdrawal occurs, the lower the CDSC percentage applied, according to the following table:

-----------------------------------------------------------------------------
Contract year        1    2    3    4    5    6    7    8    9   10   11+
CDSC                 6%   6%   6%   6%   5%   4%   4%   3%   2%   1%   0

--------------------------------------------------------------------------------

ACCOUNT CHARGE:

This $25 fee is a single charge assessed against account value maintained on behalf of each participant and on behalf of the contractowner on the last valuation date of each contract year and upon withdrawal of all account value; it is NOT a separate charge for each subaccount.

VAA ANNUAL EXPENSES
(as a percentage of average account value for each subaccount)*:

              Mortality and expense risk charge
-----------------------------------------------
Standard                                 1.002%
"Breakpoint"                              .75%

--------------------------------------------------------------------------------

Contracts issued with respect to plans meeting specified eligibility requirements will generally impose a lower mortality and expense risk charge, as shown above and described in detail under Charges and other deductions-- additional information.


*The VAA is divided into 14 separately-named subaccounts, each of which, in turn, invests purchase payments in its respective fund or series.

                                   Account Q

ANNUAL EXPENSES OF THE FUNDS AND SERIES FOR THE YEAR ENDED 1997
(as a percentage of each fund's and series' average net assets):

                                     Management     Other        Total
                                     fees       +   expenses =   expenses
-----------------------------------------------------------------------------
 1. Aggressive Growth (AG)              %              %             %
-----------------------------------------------------------------------------
 2. Bond (B)
-----------------------------------------------------------------------------
 3. Capital Appreciation (CA)
-----------------------------------------------------------------------------
 4. Equity-Income (EI)
-----------------------------------------------------------------------------
 5. Global Asset Allocation (GAA)
-----------------------------------------------------------------------------
 6. Growth and Income (GI)
-----------------------------------------------------------------------------
 7. International (I)
-----------------------------------------------------------------------------
 8. Managed (M)
-----------------------------------------------------------------------------
 9. Money Market (MM)
-----------------------------------------------------------------------------
10. Social Awareness (SA)
-----------------------------------------------------------------------------
11. Special Opportunities (SO)
-----------------------------------------------------------------------------
12. Delaware Emerging Growth (DEG)*
-----------------------------------------------------------------------------
13. Delaware Equity/Income (DE/I)*
-----------------------------------------------------------------------------
14. Delaware Global Bond (DGB)*

--------------------------------------------------------------------------------
*The investment advisors for these series currently voluntarily waive management fees to the extent necessary to maintain the series total expense
ratio at a maximum of    %. The management fees and total expenses, absent the
waiver, would have been   % and   % for DEG,   % and   % for DE/I and   % and
    % for DGB. Should they cease to waive those amounts in the future, these management fee percentages and total expenses may be higher in future years.

EXAMPLES
(reflecting expenses of the VAA, the funds and series):

If you withdraw all account value under your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                1 year              3 years
          Standard Breakpoint Standard Breakpoint
-------------------------------------------------
 1. AG    $        $          $        $
-------------------------------------------------
 2. B
-------------------------------------------------
 3. CA
-------------------------------------------------
 4. EI
-------------------------------------------------
 5. GAA
-------------------------------------------------
 6. GI
-------------------------------------------------
 7. I
-------------------------------------------------
 8. M
-------------------------------------------------
 9. MM
-------------------------------------------------
10. SA
-------------------------------------------------
11. SO
-------------------------------------------------
12. DEG
-------------------------------------------------
13. DE/I
-------------------------------------------------
14. DGB

--------------------------------------------------------------------------------

                                   Account Q
If you do not withdraw all of your account value, or if you annuitize all of your account value, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                1 year              3 years
          Standard Breakpoint Standard Breakpoint
-------------------------------------------------
 1. AG    $        $          $        $
-------------------------------------------------
 2. B
-------------------------------------------------
 3. CA
-------------------------------------------------
 4. EI
-------------------------------------------------
 5. GAA
-------------------------------------------------
 6. GI
-------------------------------------------------
 7. I
-------------------------------------------------
 8. M
-------------------------------------------------
 9. MM
-------------------------------------------------
10. SA
-------------------------------------------------
11. SO
-------------------------------------------------
12. DEG
-------------------------------------------------
13. DE/I
-------------------------------------------------
14. DGB

--------------------------------------------------------------------------------

This table is provided to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The table reflects expenses of the VAA, the 11 funds and the three series for the year ended December 31, 1997. For more complete descriptions of the various costs and expenses involved, see Charges and other deductions in this Prospectus, and Management of the funds in the Appendix to the funds' Prospectuses and the Prospectus for Delaware Group Premium Fund, Inc. Premium taxes may also be applicable, although they do not appear in the table. In addition, we reserve the right to impose a charge on transfers between subaccounts as well as to and from the fixed account, although we do not currently do so. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. This table is unaudited.

                                   Account Q

CONDENSED FINANCIAL INFORMATION FOR THE VAA

Condensed financial information is not included in this prospectus because, as of the date hereof, the VAA had no assets, had incurred no liabilities, and had not yet commenced operations.

PERFORMANCE DATA
At times the VAA may advertise the Money Market subaccount's yield. The yield refers to the income generated by an investment in the subaccount over a seven-day period. This income is then annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. THE YIELD FIGURE IS BASED ON HISTORICAL EARNINGS AND IS NOT INTENDED TO INDICATE FUTURE PERFORMANCE.

The VAA advertises the annual performance of the subaccounts for the funds and series on both a standardized and nonstandardized basis.

The standardized calculation measures average annual total return. This is based on a hypothetical $1,000 payment made at the beginning of a one-year, a five-year, and a 10-year period. This calculation reflects all fees and charges that are or could be imposed on all contractowner accounts.

The nonstandardized calculation compares changes in accumulation unit values from the beginning of the most recently completed calendar year to the end of that year. It may also compare changes in accumulation unit values over shorter or longer time periods. This calculation reflects mortality and expense risk charge. It also reflects management fees and other expenses of the fund. It does not include the CDSC or the account charge; if included, they would decrease the performance.

For additional information about performance calculations, please refer to the SAI.

FINANCIAL STATEMENTS

The financial statements for Lincoln Life are located in the SAI. You may obtain a free copy by writing Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne, Indiana 46801 or calling 1-800-4LINCOLN (454-6265). Financial statements for the VAA are not included because, as of the date hereof, the VAA had no assets, had incurred no liabilities, and had not yet commenced operations.

LINCOLN NATIONAL LIFE INSURANCE CO.

Lincoln Life was founded in 1905 and is organized under Indiana law. We are one of the largest stock life insurance companies in the United States. We serve as the principal underwriter for the contracts. We are owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

VARIABLE ANNUITY ACCOUNT (VAA)

On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln Life. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds and series. YOU ASSUME THE FULL INVESTMENT RISK FOR ALL AMOUNTS PLACED IN THE VAA.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT

Contractowners of unallocated contracts and participants under allocated contracts decide the subaccount(s) to which purchase payments are allocated. There is a separate subaccount which corresponds to each fund and series. Contractowners or participants, as applicable, may change allocations without penalty or charges. Shares of the funds and series will be sold at net asset value (See the Appendix to the Prospectuses for the funds or series for an explanation of net asset value) to the VAA in order to fund the contracts. The funds and series are required to redeem their shares at net asset value upon our request. We reserve the right to add, delete or substitute funds and series.

INVESTMENT ADVISOR
Lincoln Investment (owned by LNC) is the advisor for each of the funds and is primarily responsible for the investment decisions affecting the funds. The services it provides are explained in the Prospectuses of the funds. Under an advisory agreement with each fund, Lincoln Investment provides portfolio management and investment advice to that fund, subject to the supervision of the fund's Board of Directors.

Additionally, Lincoln Investment currently has six sub-advisory agreements in which the sub-advisor may

                                   Account Q
perform some or substantially all of the investment advisory services required by those respective funds.

No additional compensation from the assets of those funds will be assessed as a result of the sub-advisory agreements.

Following is a chart that shows the fund names and the six sub-advisors under Lincoln Investment (the advisor):

Sub-advisor                                         Fund
------------------------------------------------------------------------------
Clay Finlay Inc.                                    International
------------------------------------------------------------------------------
Fidelity Management Trust Co.                       Equity-Income
------------------------------------------------------------------------------
Janus Capital Corp.                                 Capital Appreciation
------------------------------------------------------------------------------
Lynch & Mayer, Inc.                                 Aggressive Growth
------------------------------------------------------------------------------
Putnam Investment
 Management, Inc.                                   Global Asset Allocation
------------------------------------------------------------------------------
Vantage Global                                      Growth and Income; Managed
 Advisors, Inc.                                     (for stock portfolio);
                                                    Social Awareness; and
                                                    Special Opportunities
------------------------------------------------------------------------------

The Bond and Money Market Funds do not have sub-advisors.

Delaware Management, an indirect subsidiary of LNC, is the advisor for the series and is primarily responsible for the investment decisions affecting the series. Delaware International Advisers Limited (Delaware International), an affiliate of Delaware Management, furnishes investment management services to the Global Bond series.

Additional information about Delaware Management and Delaware International may be found in the Delaware Group Premium Fund, Inc. Prospectus enclosed in this booklet under Management of the Fund.

FUNDS/SERIES
Following are brief summaries of the investment objectives and policies of the funds. The year in which each fund commenced operations is in parentheses. There is more detailed information in the current Prospectuses for the funds, which are included in this booklet.

All of the funds with the exception of the Special Opportunities Fund are diversified, open-end management investment companies. Diversified means not owning too great a percentage of the securities of any one company. An open-end company is one which, in this case, permits Lincoln Life to sell its shares back to the fund or series when you make a withdrawal, surrender the contract or transfer from one fund to another. Management investment company is the legal term for a mutual fund. The Special Opportunities Fund is open-end, but is non-diversified. Non-diversified means the fund may own a larger percentage of the securities of particular companies than will a diversified company. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS OR SERIES WILL ACHIEVE ITS STATED OBJECTIVES.

FUNDS
1. AGGRESSIVE GROWTH FUND (1994) -- The investment objective is to maximize capital appreciation. The fund invests in stocks of smaller, lesser-known companies which have a chance to grow significantly in a short time.

2. BOND FUND (1981) -- The investment objective is maximum current income consistent with prudent investment strategy. The fund invests primarily in medium-and long-term corporate and government bonds.

 3. CAPITAL APPRECIATION FUND (1994) -- The investment objective is long-term growth of capital in a manner consistent with preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk (high-risk) bonds.

 4. EQUITY-INCOME FUND (1994) -- The investment objective is to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-income stocks and some high-yielding bonds (including junk bonds).

 5. GLOBAL ASSET ALLOCATION FUND (1987) -- The investment objective is long-term total return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign issuers.

 6. GROWTH AND INCOME FUND (1981) -- The investment objective is long-term capital appreciation. The fund buys stocks of established companies.

 7. INTERNATIONAL FUND (1991) -- The investment objective is long-term capital appreciation. The fund trades in securities issued outside the United States--mostly stocks, with an occasional bond or money market security.

 8. MANAGED FUND (1983) -- The investment objective is maximum long-term total return (capital gains plus income) consistent with prudent investment strategy. The fund invests in a mix of stocks, bonds, and money market securities, as determined by an investment committee.
8

                                   Account Q

 9. MONEY MARKET FUND (1981) -- The investment objective is maximum current income consistent with the preservation of capital. The fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally-chartered banks and U.S. branches of foreign banks.

10. SOCIAL AWARENESS FUND (1988) -- The investment objective is long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.

11. SPECIAL OPPORTUNITIES FUND (1981) -- The investment objective is maximum capital appreciation. The fund primarily invests in mid-size companies whose stocks have significant growth potential. Current income is a secondary consideration.

SERIES
Following are brief summaries of the investment objectives and policies of the three series being offered by Delaware Group Premium Fund, Inc. More detailed information may be obtained from the current prospectus for those series, which is included in this booklet. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE SERIES WILL ACHIEVE ITS STATED OBJECTIVES.

1. EQUITY/INCOME -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income. This series has the same objective and investment disciplines as the Decatur Total Return Fund of Delaware Group Decatur Fund, Inc., a separate Delaware Group fund, in that it invests generally, but not exclusively, in common stocks and income-producing securities convertible into common stocks, consistent with the series' objective.

2. EMERGING GROWTH -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the market place and to have fundamental characteristics to support growth. Income is not an objective. This series has the same objective and investment disciplines as Delaware Group Trend Fund, Inc., a separate Delaware Group fund.

3. GLOBAL BOND -- seeks current income consistent with preservation of principal by investing primarily in fixed income securities that may also provide the potential for capital appreciation. This series is a global fund. As such, at least 65% of the series' assets will be invested in fixed income securities of issuers organized or having a majority of their assets in or deriving a majority of their operating income in at least three different countries, one of which may be the United States. This series has the same objective and investment disciplines as the Global Bond Series of Delaware Group Global & International Funds, Inc., a separate Delaware Group fund.

Shares of the funds and series are sold to Lincoln Life for investment of the assets of the VAA and of Lincoln National Variable Annuity Account C, for variable annuity contracts, and of Lincoln Life Flexible Premium Variable Life Account K, for variable life insurance contracts. Shares of some, but not all, of the funds are also sold to Lincoln Life for investment of the assets of Lincoln Life Flexible Premium Variable Life Accounts D and G, also to fund variable life insurance contracts. In addition, shares of the Delaware Group Premium Fund, Inc. are sold to separate accounts of life insurance companies other than Lincoln Life. See Other information. Shares of the funds and series are not sold directly to the general public.

We will purchase shares of the funds and series at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds and series to pay annuity payouts, death benefits, withdrawal proceeds or for purposes described in the contract. If you desire to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares for the other subaccount.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS
All of the investment objectives of the funds and series are fundamental which means that no changes may be made without the affirmative vote of a majority of the outstanding voting securities of each respective fund or series. The extent to which the particular investment policies, practices or restrictions for each fund or series are fundamental or nonfundamental depends on the particular fund or series. If they are nonfundamental, they may be changed by the Board of Directors of the funds or series without shareholder approval.

You are urged to consult the Prospectuses in this booklet and SAIs for each individual fund or series for additional information regarding the fundamental and non-fundamental policies, practices and restrictions of each of the funds and series.

REINVESTMENT
All dividend and capital gain distributions of the funds and series are automatically reinvested in shares of the distributing funds and series at their net asset value on the date of distribution. Dividends are not paid out to contractowners or participants as additional units, but are reflected in changes in unit values.

                                   Account Q

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right, within the law, to make additions, deletions and substitutions for the funds and series held by the VAA. (We may substitute shares of another series or of other funds for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a fund and series should no longer be available, or if investment in any fund's and series' shares should become inappropriate, in the judgment of our management, for the purposes for the contract.) No substitution of the shares attributable to your account may take place without notice to you and prior approval of the SEC, in accordance with the 1940 Act.

FIXED ACCOUNT
Purchase payments allocated to the fixed account become part of Lincoln Life's general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, Lincoln Life has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to regulation under the 1933 Act or the 1940 Act. Lincoln Life has been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed account. Complete details regarding the fixed account are in the contract.

Purchase payments allocated to the fixed account are guaranteed to be credited with a minimum annual effective interest rate, specified in the contract, of at least 3.0%. A purchase payment allocated to the fixed account is credited with interest beginning on the next calendar day following the date of receipt if all data is complete. Lincoln Life may vary the way in which it credits interest to the fixed account from time to time.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE IN LINCOLN LIFE'S SOLE DISCRETION. CONTRACTOWNERS AND PARTICIPANTS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

CHARGES AND OTHER DEDUCTIONS

DEDUCTIONS FROM PURCHASE PAYMENTS
There are no front-end deductions for sales charges made from purchase payments. However, we will deduct premium taxes, when applicable.

ACCOUNT CHARGE
We will deduct $25 per account maintained on behalf of a participant or contractowner from account value on the last valuation date of each contract year to compensate us for the administrative services provided; this $25 account charge will also be deducted from account value upon withdrawal of all account value by a contractowner or participant. Administrative services include processing applications; issuing contracts and certificates; processing purchase and redemptions of fund shares; maintaining records; administering annuity payouts; providing accounting, valuation, regulatory and reporting services.

CDSC
A CDSC is imposed in the event of a withdrawal of account value before the annuity commencement date. The CDSC associated with withdrawals is paid to us to compensate us for the loss we experience on contract distribution costs when there is a withdrawal before distribution costs have been recovered. Charges are the same for all withdrawals except that, partial withdrawals of up to a cumulative percentage limit of 20% of (i) the account value attributable to an unallocated group contract or (ii) the account value attributable to a participant or the contractowner in an allocated group contract, as applicable, may be made in each contract year without imposition of a CDSC. (To determine the 20% limit, all partial withdrawals during the contract year, including the withdrawal amount being requested, are added together, and the sum is divided by the account value at the time of the requested withdrawal.) Partial withdrawals in excess of the cumulative percentage limit in any contract year are subject to the CDSC. In addition, if a complete withdrawal of all account value in the VAA is requested, then the entire amount of such withdrawal is subject to the CDSC. The CDSC is defined in the following table:

                                   Account Q


-----------------------------------------------------------------------------
Contract year        1    2    3    4    5    6    7    8    9   10   11+
CDSC                 6%   6%   6%   6%   5%   4%   4%   3%   2%   1%   0

--------------------------------------------------------------------------------
There will be no CDSC imposed on any withdrawal after a group contract has been in force for 10 years.

Although the applicable CDSC is calculated based on group contract withdrawals, and group contract years in force, any applicable charges in connection with a participant's withdrawal are generally imposed on the participant. Depending on various factors, the contractowner may elect to reimburse a participant for a CDSC imposed in connection with a participant's withdrawal.

The CDSC will not apply in the event of a withdrawal for one of the following reasons: (1) to make a payment due to the participant's death, disability, retirement or termination of employment, excluding termination of employment due to plan termination, plant shutdown, or any other program instituted by the participant's employer which would reduce the work force by more than 20%; (2) to make a payment for a participant hardship situation as allowed by the plan;
(3) to make a payment pursuant to a qualified domestic relations order; or (4) to purchase an annuity option as permitted under the contract.

ADDITIONAL INFORMATION
Participants in the Texas Optional Retirement Program should refer to Restrictions under the Texas Optional Retirement Program, later in this Prospectus booklet.

The charges associated with withdrawal are paid to us to compensate us for the cost of distributing the contracts. As required by the National Association Securities Dealers, in no event will the aggregate CDSC under a contract exceed 8.5% of your total purchase payments.


DEDUCTIONS FROM THE VAA FOR ASSUMPTION OF MORTALITY AND EXPENSE RISKS
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.002% or .75% of the daily net asset value, to compensate us for our assumption of certain risks described below. The level of mortality and expense risk charge established at issue is guaranteed not to increase.

Contracts eligible for the lower, or "breakpoint," mortality and expense risk charge are those contracts which, at the time of issue, have account value equal to or in excess of $5 million, or under which annual purchase payments are anticipated to be equal to or in excess of $500,000, as determined in our sole discretion. Certain contracts which are purchased with the surrender proceeds of an existing group variable annuity contract are not eligible for the breakpoint mortality and expense risk charge.

Contracts which, after issue and at the end of a calendar quarter, have account value equal to or in excess of $5 million will be eligible for the lower mortality and expense risk charge. The lower mortality and expense risk charge will be implemented on the calendar quarter-end valuation date following the end of the calendar quarter in which the contract became eligible for the lower charge.

Our assumption of mortality risks guarantees that the annuity payouts made will not be affected by the mortality experience (life span) either of persons receiving those payouts or of the general population. We assume this mortality risk through guaranteed annuity rates incorporated into the contract which cannot be changed. We also assume the risk that the charges for administrative expenses, which cannot be raised by us, will be insufficient to cover actual administrative costs.

If the mortality and expense risk charge proves insufficient to cover underwriting and administrative costs in excess of the charges made for administrative expenses, we will absorb the loss. However, if the amount deducted proves more than sufficient, we will keep the profit.

SPECIAL ARRANGEMENTS

The CDSC, annual mortality and expense risk charge, account charge, loan set-up fee, and loan rate of interest may be reduced or eliminated for any particular contract. Such reductions or eliminations may be available where Lincoln Life's administrative and/or distribution costs or expenses are anticipated to be lower due to, for example, the terms of the contract, the duration or stability of the plan or contract; economies due to the size of the plan, the number or certain characteristics of participants, or the amount or frequency of purchase payments anticipated; or other support provided by you or the plan. In addition, the group contractowner or the plan may pay the account charge on behalf of the participants under a contract. Lincoln Life will reduce or eliminate fees, charges, or rates in accordance with Lincoln Life's eligibility criteria in effect at the time a contract is issued, or in certain cases, after a contract has been held for a period of time. Lincoln Life may from time to time modify both the amounts of reductions and the criteria for qualification. Reductions or waivers will not be unfairly discriminatory against any person, including participants under other contracts issued through the VAA.

                                   Account Q

Fees and charges under the contracts, including charges for premium taxes and the availability of certain free withdrawals, may be subject to variation based on state insurance regulation. The contractowner and participant should read the contract carefully to determine whether any variations apply in the state in which the contract is issued. The exact amount for all fees and charges applicable to a particular contract will be stated in that contract.

DEDUCTIONS FOR PREMIUM TAXES
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from account value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation, or by judicial action. These premium taxes will generally depend upon the law of your state of residence. The tax ranges from 0.5% to 4.0%.

OTHER CHARGES AND DEDUCTIONS
There are deductions from and expenses paid out of the assets of the eleven funds and the three series that are described later in this booklet in the Appendix to the funds' Prospectuses and in the Prospectus for the series respectively.

THE CONTRACTS

PURCHASE OF CONTRACTS
If you wish to purchase a contract, you must apply for it through one of our authorized sales representatives. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

If a completed application and all other information necessary for processing a purchase order are received, an initial purchase payment will be priced no later than two business days after we receive the order.

If we receive purchase payment amounts without allocation instructions we will notify the contractowner and direct such purchase payment amounts to the pending allocation account. The pending allocation account invests in the Lincoln National Money Market Fund.

We will transfer account value in the pending allocation account in accordance with allocation percentages elected on properly completed allocation instructions within two valuation dates of receipt of such form, and allocate all future purchase payments in accordance with these percentages until such time as we are notified of a change. If we do not receive properly completed instructions after we have sent three monthly notices, we will refund the purchase payments in the pending allocation account, together with earnings thereon (unless applicable ERISA requirements preclude return of earnings), for which no properly completed instructions has been received within 105 days of the date of receipt of the initial purchase payment.

The account charge will not apply to the pending allocation account. Participants may not allocate purchase payments to, make transfers to or from, take loans from, or make withdrawals from the pending allocation account, except as set forth in the contract.

WHO CAN INVEST
In order to purchase a group contract, the plan on whose behalf the contract will be held must be one of the qualified plans for which the contracts are designed. Also, depending on state law requirements, a minimum of ten (10) participants may be required to be participating in the plan. Lincoln Life may impose additional eligibility requirements; any such additional eligibility requirements will be applied in a nondiscriminatory manner.

PURCHASE PAYMENTS
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. Purchase payments in any one contract year which exceed twice the amount of purchase payments made in the first contract year may be made only with our permission. If you stop making purchase payments, the contract will remain in force as a paid-up contract. Payments may be resumed at any time until the group contract or certificate, as applicable, terminates.

VALUATION DATE
Accumulation and annuity units will be valued once daily as of the close of trading (currently 4:00 p.m., New York time) on each day that the NYSE is open for trading (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

ALLOCATION OF PURCHASE PAYMENTS
Purchase payments are placed into the VAA's subaccounts, each of which invests in shares of its corresponding fund or series, according to your instructions.

Upon allocation to the appropriate subaccount, purchase payments are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount of each purchase payment allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at the home office if received before the end of the valuation date (usually 4:00 p.m. New York time). If the purchase payment is received at or after that time, we will use the accumulation unit

                                   Account Q
value computed on the next valuation date. The number of accumulation units determined in this way shall not be changed by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the investments perform, but also upon the related expenses of the VAA and the underlying funds and series.

VALUATION OF ACCUMULATION UNITS
Purchase payments allocated to the variable account are converted into accumulation units. The number of accumulation units resulting from each purchase payment is equal to the purchase payment divided by the value of an accumulation unit for the valuation period during which the purchase payment is allocated to the VAA. The accumulation unit value for each subaccount was or will be arbitrarily established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. The accumulation unit value for a subaccount for any later valuation period is determined as follows:

1. The total value of fund or series shares held in the subaccount is calculated by multiplying the number of fund or series shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund or series at the end of the valuation period, and adding any dividend or other distribution of the fund or series if an ex-dividend date occurs the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period, such liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine as a result of the operations of the VAA; and

3. The result of 2. is divided by the outstanding number of accumulation units in the subaccount at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

TRANSFERS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE
The contractowner (under an unallocated group contract) or participant or contractowner (under an allocated group contract) may transfer all or a portion of account value from one subaccount to another. A transfer involves the redemption of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values as of the valuation date immediately following receipt of the transfer request.

Transfers between subaccounts are restricted to once every 30 days. We reserve the right to further limit the number of transfers.

A transfer may be made by writing to the home office or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call. In order to prevent unauthorized or fraudulent telephone transfers, we may require a contractowner or participant, as applicable, to provide certain identifying information before we will act upon their instructions. We may also assign the contractowner or participant, as applicable, a Personal Identification Number (PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone transfer requests may be recorded and written confirmation of all transfer requests will be mailed to the contractowner or participant, as applicable, on the next valuation date.

Telephone transfers will be processed on the valuation date that they are received when they are received at our customer service center before the end of the valuation date (usually, 4:00 p.m. New York time).

The contractowner (under an unallocated group contract) or participant or contractowner (under an allocated group contract) may also transfer all or any part of the account value from the subaccount(s) to the fixed account. Under an allocated contract, a participant may transfer account value from the fixed account to the various subaccount(s), provided that the sum of the transfers and withdrawals of account value in the fixed account transferred is limited to 20% of the account value in the fixed account in any 365 day period. Under an unallocated contract, a group contractowner may transfer account value from the fixed account to the various subaccount(s), provided that the sum of the transfers and withdrawals of account value in the fixed account transferred is limited to 20% of account value in the fixed account in any 365 day period. In the alternative, a scheduled transfer (or withdrawal) of your value in the fixed account may be requested over a five year period, according to the following schedule:

                    Percentage eligible for transfer
 Transaction dates  (or withdrawal)
 ------------------ ---------------------------------------------------
 Initial date       20% of the value in the fixed account on such date
 First anniversary  20% of the value in the fixed account on such date
 Second anniversary 20% of the value in the fixed account on such date
 Third anniversary  20% of the value in the fixed account on such date
 Fourth anniversary 50% of the value in the fixed account on such date
 Fifth anniversary  100% of the value in the fixed account on such date

The initial amount of the transfer or withdrawal will be reduced by the amount of any transfer or withdrawal from the fixed account during the preceding 365 day period.

                                   Account Q

When thinking about a transfer of account value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

There is no charge to you for a transfer. However, we reserve the right to impose a charge in the future for any transfers.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE
You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed account of the contract. Those transfers will be limited to three times per contract year. HOWEVER, AFTER THE ANNUITY COMMENCEMENT DATE, NO TRANSFERS ARE ALLOWED FROM THE FIXED ACCOUNT OF THE CONTRACT TO THE SUBACCOUNTS.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE
If a participant under an allocated contract issued in connection with a
Section 403(b) plan that is not subject to ERISA dies before the annuity commencement date, a death benefit will be paid to the participant's designated beneficiary equal to the participant's account value less any outstanding loan balance. (No CDSC or account charge is deducted from the death benefit.) The death benefit will be determined at the end of the valuation period during which both due proof of death and election of a form of benefit have been received by Lincoln Life.

The participant may designate a beneficiary during the life of the participant and change the beneficiary by filing a written request with the home office. Each change of beneficiary revokes any previous designation. Unless otherwise provided in the beneficiary designation, if no beneficiary survives the participant, the death benefit will be paid in one sum to the participant's estate.

All death benefit payments will be subject to the laws and regulations governing death benefits. In addition, no payment of death benefit provided upon the death of the participant will be allowed that does not satisfy the requirements of Section 401(a)(9) of the code.

The death benefit may be paid in a lump sum or under a settlement option then available. If a lump sum settlement is elected, the proceeds will generally be paid within seven days of approval by us of the claim. This payment may be postponed as permitted by the 1940 Act.

If a lump sum settlement is requested and the amount of the settlement is $10,000 or more, a SecureLine(C) account will be established in the name of the beneficiary for that amount. If the lump sum amount is less than $10,000, it will be sent to the beneficiary.

SecureLine(C) is an interest-bearing checking account established in the name of the beneficiary which is administered by State Street Bank and Trust Company of Boston, MA. Once the SecureLine(C) account is established, only the beneficiary can authorize checks drawn on the account.

DISCONTINUANCE AND WITHDRAWALS
DISCONTINUANCE. A group contractowner may discontinue a group contract at any time by giving written notice to Lincoln Life. The contract will be deemed discontinued on the later of the valuation date the contractowner specifies or the valuation date on which we receive the written notice.

Lincoln Life may also give a group contractowner written notice that the group contract will be discontinued by Lincoln Life under the following circumstances: (1) any charges billed to the contractowner have not been paid within 30 days (allocated contracts only); (2) the plan does not qualify for special tax treatment under Section 401, 403, 408, 414 or 457 of the code; or
(3) a modification in the contract is necessary in order to comply with federal or state requirements, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the contractowner refuses to accept a substantially similar contract offered by us that incorporates such modification. Lincoln Life will give the group contractowner at least fifteen
(15) days advance written notice in which to cure any remediable defaults before discontinuing the group contract.

With respect to an allocated group contract, if the contract is discontinued, participants will be given written notice. AS OF THE DATE THE CONTRACT IS DISCONTINUED, NO ADDITIONAL PURCHASE PAYMENTS WILL BE ACCEPTED. However, transfers, withdrawals, and loans will continue to be permitted, in accordance with the terms of the contract.

With respect to an unallocated group contract, if the contract is discontinued, the account value will be paid to the contractowner as of the date the contract is discontinued, subject to the charges and restrictions applicable to a withdrawal of the entire account value.

In the event that Lincoln Life ceases to offer the contracts to new purchasers, we may also determine to deactivate a group contract by prohibiting additional purchase payments and/or the addition of new participants under the contract. Contractowners will be given at least ninety (90) days' notice of deactivation of the contract.

WITHDRAWALS. Withdrawals of account value under the contract for any one of the following reasons ("benefit responsive withdrawals") may be made at any time and in any amount, and are not subject to a CDSC: (i) to make a payment due to the participant's death, disability, retirement, or termination of employment,

                                   Account Q
excluding termination of employment due to plan termination, plant shutdown, or any other program instituted by the participant's employer which would reduce the work force by more than 20%; (ii) to make a payment for a participant hardship situation as permitted by the plan; (iii) to make a payment pursuant to a Qualified Domestic Relations Order (QDRO); or (iv) to purchase an annuity option under the contract.

Withdrawals of account value THAT ARE NOT BENEFIT RESPONSIVE WITHDRAWALS are generally subject to a CDSC in accordance with the terms of the contract. See Charges and other deductions. Such withdrawals are also subject to certain additional conditions, as follows:
 . Partial withdrawals of up to a cumulative percentage limit of 20% of the account value attributable to an unallocated group contract, or a participant or contractowner under an allocated group contract, may be made in each contract year without imposition of a CDSC. (To determine the 20% limit, all partial withdrawals during the contract year, including the withdrawal amount being requested, are added together, and the sum is divided by the account value at the time of the requested withdrawal.) Partial withdrawals in excess of the cumulative percentage limit in any contract year are subject to the CDSC. IN ADDITION, IF A COMPLETE WITHDRAWAL OF ALL ACCOUNT VALUE IN THE VAA IS REQUESTED, THEN THE ENTIRE AMOUNT OF SUCH WITHDRAWAL IS SUBJECT TO THE CDSC. In the event that a withdrawal of the entire account value allocated to both the VAA and the fixed account is requested, then the account charge will also be deducted from account value prior to payment.
 . Withdrawals of account value held in the fixed account may be requested as either periodic elective withdrawals or systematic withdrawals.
  In any 365 day period, a periodic elective withdrawal of up to 20% of account value per contractowner or per participant as applicable, held in the fixed account may be made. The cumulative percentage limit of 20% is the sum of all periodic elective TRANSFERS AND WITHDRAWALS from the fixed account during the preceding 364-day period plus the amount of the requested withdrawal, divided by the then-current account value in the fixed account. PERIODIC ELECTIVE WITHDRAWALS (OR TRANSFERS) FROM THE FIXED ACCOUNT in excess of this cumulative percentage limit will not be permitted.
  In addition, a systematic withdrawal of the entire account value in the fixed account over a five-year period may be elected as follows:

 Transaction date     Percentage eligible for payment
 -------------------- ----------------------------------------------
 Initial payment date 20% of value in fixed account as of such date
 First anniversary    20% of value in fixed account as of such date
 Second anniversary   20% of value in fixed account as of such date
 Third anniversary    20% of value in fixed account as of such date
 Fourth anniversary   50% of value in fixed account as of such date
 Fifth anniversary    100% of value in fixed account as of such date

The initial payment of a systematic withdrawal will be reduced by the amount of any periodic elective withdrawals (or transfers) from the fixed account during the immediately preceding 365 day period. Neither a contractowner nor a participant can make periodic elective withdrawals (or transfers) from the fixed account while a systematic withdrawal (or transfer) election is effective, or for one calendar year after the systematic withdrawal (or transfer) election has been rescinded. In addition, while the systematic withdrawal (or transfer) election is in effect, a participant cannot allocate purchase payments to the fixed account.

GENERAL. All withdrawal requests must be submitted to us in writing, and, unless the contract has been issued in connection with a Section 403(b) plan not subject to ERISA, must be authorized by the group contractowner. In a 403(b) plan that is not subject to ERISA the participant may submit the withdrawal request.

Special restrictions on withdrawals apply if the contract is purchased as part of a retirement plan of a public school system or Section 501(c)(3) organization under Section 403(b) of the code. In order for a contract to retain its tax-qualified status, Section 403(b) prohibits a withdrawal from a
Section 403(b) contract of post-1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the annuitant attains age (a) 59 1/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn). Pre-1989 contributions and earnings through December 31, 1988, are not subject to the previously stated restriction.

Any withdrawal after an annuity commencement date depends upon the annuity option selected.

The account value available upon withdrawal is determined at the end of the valuation period during which the written request for withdrawal is received at the home office. Withdrawal payments from the VAA will be mailed within seven days after we receive a valid

                                   Account Q
written request at the home office. The payment may be postponed as permitted by the 1940 Act.

Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount withdrawn bears to the total account value.

AS DISCUSSED ABOVE, THERE ARE CHARGES ASSOCIATED WITH WITHDRAWAL OF ACCOUNT VALUE DURING THE FIRST TEN CONTRACT YEARS. SEE CHARGES AND OTHER DEDUCTIONS. You may specify that the charges be deducted from the amount you request withdrawn or from the remaining account value.

The tax consequences of withdrawals are discussed later in this booklet. See Federal tax status.

The contract will terminate when there is no account value remaining. See the contract for more information.


LOANS
With respect to an allocated group contract, a participant under a plan that permits loans may apply for a loan under the contract prior to such participant's annuity commencement date. A participant must complete a loan application and assign account value equal to the loan amount as security for the loan. The minimum loan amount is $1,000. Such a participant may borrow up to the lesser of 50% of the account value or $50,000 on all outstanding loans to the participant under all plans. However, if 50% of the participant account value is an amount less than $10,000, then the participant can borrow the account value less any restricted dollars. (Restricted dollars are a minimum of $300 plus any federal or state tax to be withheld, one year's contract loan interest and CDSC on loan principal and loan interest.) Also, if the participant has taken a loan during the preceding twelve month period, the $50,000 maximum loan limit is reduced by the excess of the highest outstanding balance of loans during the preceding twelve month period over the outstanding current loan balance. The annual loan rate of interest will be declared on a monthly basis and will be the Moody's Corporate Bond Yield monthly average for the calendar month two months prior to the date the loan rate is declared, rounded to the nearest .25%. During the time that the loan is outstanding, the amount of the loan principal pledged as security for the loan will earn interest at an annual rate of at least 3.0%, as specified in the contract. Loan principal and interest must be repaid in level payments made no less often than quarterly. The minimum repayment amount is $80.

The amounts and terms of a participant loan may be subject to the restrictions imposed under Section 72(p) of the code, Title I of ERISA, and any applicable plan. Under certain contracts, a one-time fee of up to $35 may be charged to set up a loan. Please see your contract for more information about loans, including interest rates and applicable fees and charges. This provision is not available in an unallocated group contract.

REINVESTMENT PRIVILEGE
You may elect to make a reinvestment purchase with any part of the proceeds of a withdrawal, and we will recredit the withdrawal charges previously deducted. This election must be made within 30 days of the date of the withdrawal, and the repurchase must be of a contract covered by this Prospectus. In the case of a qualified contract, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the home office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS

The maximum commission which could be paid to dealers is 9% on the total purchase payments received during the first contract year and 5.25% on each purchase payment in renewal contract years (or an equivalent schedule).

OWNERSHIP
As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners participants and their designated beneficiaries. The assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Contracts used for qualified plans may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

                                   Account Q

CONTRACTOWNER AND PARTICIPANT QUESTIONS
The obligations to purchasers under the contracts are those of Lincoln Life. Your questions and concerns should be directed to us at 1-800-4LINCOLN (454-6265).

ANNUITY PAYOUTS

The contract provides that all or part of the account value may be used to purchase an annuity. Optional forms of payout of annuities (annuity options) are available, each of which is payable on a variable basis, a fixed basis or a combination of both. We may choose to make other annuity options available in the future.

Depending on the terms of the plan, the group contractowner or the participant may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

ANNUITY OPTIONS
LIFE ANNUITY. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE ANNUITANT WOULD RECEIVE NO PAYOUTS IF DEATH OCCURS BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE INCOME WITH PAYOUTS GUARANTEED FOR DESIGNATED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner on behalf of participants in an unallocated contract or the participant in an allocated contract.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner or the participant, as applicable.

UNIT REFUND LIFE ANNUITY. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, divided by (b) the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the home office.

None of the options listed above currently provides withdrawal features, permitting the commuted values to be withdrawn as a lump sum payment. Other options may be made available by us. Options are only available to the extent they are consistent with the requirements of the contract and Section 401(a)(9) of the code, if applicable. The mortality and expense risk charge will be assessed on all variable annuity payouts, including options that do not have a life contingency and therefore no mortality risk.

Under any option providing for guaranteed payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in the case of a joint life annuity) will be paid to the beneficiary as payouts become due.

VARIABLE ANNUITY PAYOUTS
Variable annuity payouts will be determined using:

1. The account value on the annuity commencement date;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) or series selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each month thereafter.

We assume an investment return of 5% per year, as applied to the applicable mortality table. The amount of each payout after the initial payout will depend upon how the underlying fund(s) and series perform, relative to the 5% assumed rate. There is a more complete explanation of this calculation in the SAI.

                                   Account Q

FEDERAL TAX STATUS

This section is a discussion of the Federal income tax rules applicable to the contracts as of the date of this Prospectus. More information is provided in the SAI. THESE DISCUSSIONS AND THOSE IN THE SAI ARE NOT INTENDED AS TAX ADVICE. This section does not discuss the Federal tax consequences resulting from every possible situation. No attempt has been made to consider any applicable state, local or foreign tax law, other than the imposition of any state premium taxes (See Charges and other deductions). If you are concerned about the tax implications with respect to the contracts, you should consult a tax advisor. The following discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). No representation is made about the likelihood of continuation of the present Federal income tax laws or their current interpretations by the IRS.

TAXATION OF QUALIFIED CONTRACTS
The contracts may be purchased in connection with the following types of tax-favored retirement plans:

1 Contracts purchased for employees of public school systems and certain tax-exempt organizations, qualified under Section 403(b) of the code;

2. Pension and profit-sharing plans of corporations, qualified under Section 401(a) or 403(a) of the code;

3. Deferred compensation plans of state or local governments, or nonprofit organizations qualified under Section 457 of the code; and/or

4. SEPs, qualified under Section 408(k) of the code.

The tax rules applicable to these plans, including restrictions on contributions and benefits, taxation of distributions and any tax penalties, vary according to the type of plan and its terms and conditions. Participants under such plans, as well as contractowners, annuitants and beneficiaries, should be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contracts. Purchasers of contracts for use with any qualified plan, as well as plan participants and beneficiaries, should consult counsel and other advisors as to the suitability of the contracts to their specific needs, and as to applicable code limitations and tax consequences.


There may be imposed a penalty tax on distributions equal to 10% of the amount treated as taxable income. The penalty tax is not imposed in certain circumstances, which generally are distributions:

1. Received on or after age 59 1/2 of participant;

2. Made as a result of death or disability of participant;

3. Received in substantially equal periodic payments as a life annuity (subject to special recapture rules if the series of payouts is subsequently modified);

4. Made to a participant after separation from service after attainment of age
   55;

5. Made to pay certain medical expenses;

6. To alternate participant under a qualified domestic relations order; and/or

7. Made to pay health insurance premiums of unemployed individuals.

Not all of the above exceptions apply to SEP's and SIMPLE IRA's. In addition, further exceptions may be applicable.

INVESTOR CONTROL
The Treasury Department has indicated that guidelines may be issued under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the contractowner has excessive control over the investments underlying the contract. They may consider the number of investment options or the number of transfer opportunities available between options as relevant when determining excessive control. The issuance of those guidelines may require us to impose limitations on your right to control the investment. We do not know whether any such guidelines would have a retroactive effect.

Section 817(h) of the code and the related regulation that the Treasury Department has adopted require that assets underlying a variable annuity contract be adequately diversified. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected,

                                   Account Q
and the contractowner or we pay an amount to the IRS. The amount will be based on the tax that would have been paid by the contractowner if the income, for the period the contract was not diversified, had been received by the contractowner. If the failure to diversify is not corrected in this manner, the contractowner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. We believe, under our interpretation of the code and regulations thereunder, that the investments underlying this contract meet these diversification standards.

WITHHOLDING
Generally, pension and annuity distributions are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients of distributions from IRA's, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Under the code, 20% income tax withholding may apply to eligible rollover distributions. All taxable distributions from qualified plans and Section 403(b) annuities are eligible rollover distributions, except (1) annuities paid out over life or life expectancy, (2) installments paid for a period spanning 10 years or more, and
(3) required minimum distributions. The code imposes a mandatory 20% income tax withholding on any eligible rollover distribution that the contractowner or participant does not elect to have paid in a direct rollover to another qualified plan,
Section 403(b) annuity or individual retirement account.

Distributions from Section 457 plans are subject to the general wage withholding rules.

VOTING RIGHTS

As required by law, we will vote the fund and series shares held in the VAA at meetings of the shareholder of the various funds and series. The voting will be done according to the instructions of contractowners, or participants, as applicable, who have interests in any subaccounts which invest in a fund or funds and series, to the extent required by law and as provided in the applicable plan. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote fund or series shares in our own right, we may elect to do so.

The number of votes which a contractowner or participant, as applicable, has the right to cast will be determined by applying the voting party's percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. After the annuity commencement date, the votes attributable to a contract will decrease.

Fund shares held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro rata basis to reduce the number of votes eligible to be cast.

Maryland law and the bylaws of each fund and series allow investment companies registered under the 1940 Act to dispense with annual meetings of shareholders in certain cases where the meetings are only a formality. The Board of Directors of each fund and of Delaware Group Premium Fund, Inc. will decide each year whether or not to hold the shareholder's annual meeting for that year.

The dispensing with annual meetings of the shareholder in effect results in retaining the existing Directors in office. Consequently, the SEC requires the funds and series to assure contractowners that a majority of those Directors have at some point been elected by the shareholder. The SEC also requires that the funds and series comply with Section 16(c) of the 1940 Act, concerning procedures by which shareholders may remove Directors. For a more detailed explanation of this procedure, see Description of shares in the Appendix to the Prospectuses for the funds; also see the Prospectus for the series.

Annual meetings of each fund and of the series normally will not be held, unless the Board of Directors decides to hold them. Special meetings of the shareholder may be called for any valid purpose. Whenever a shareholder's meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the fund, and series involved.

DISTRIBUTION OF THE CONTRACTS

We are the distributor of the contracts. They will be sold by our registered representatives who have been licensed by state insurance departments. The contracts will also be sold by independent broker-dealers who have been licensed by state insurance departments to represent us and who have selling agreements with us. We are registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and are a member of the National Association of Securities Dealers (NASD). Lincoln Life will offer contracts in all states where it is licensed to do business.

                                   Account Q

RETURN PRIVILEGE

With respect to a participant who has been issued an individual certificate under an allocated group contract, within the free-look period after you first receive the certificate, you may cancel it for any reason by delivering or mailing it postage prepaid, to the home office at P.O. Box 2340, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A certificate canceled under this provision will be void. With respect to the fixed portion of a contract, we will return purchase payments. With respect to the VAA, except as explained in the following paragraph, we will return the account value as of the date of receipt of the cancellation, plus any account charge and any premium taxes which had been deducted. No CDSC will be assessed. A PARTICIPANT WHO ALLOCATES PURCHASE PAYMENTS TO THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return only the purchase payment(s).

STATE REGULATION

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least once every five years.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Title 8, Section 830.105 of the Texas Government Code, consistent with prior interpretations of the Attorney General of the State of Texas, permits participants in the Texas Optional Retirement Program (ORP) to redeem their interest in a variable annuity contract issued under the ORP only upon:

1. Termination of employment in all institutions of higher education as defined in Texas law;

2.  Retirement; or

3.  Death.

Accordingly, participants in the ORP will be required to obtain a certificate of termination from their employer(s) before accounts can be redeemed.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We will mail to you, at your last known address of record at the home office, at least semiannually after the first contract year, reports containing information required by the 1940 Act or any other applicable law or regulation. We have entered into an agreement with the Delaware Management Co., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered by this Prospectus. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln Life and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

Lincoln National Flexible Premium Variable Life Accounts D, G and K, and Lincoln National Variable Annuity Account C segregated investment accounts of ours registered under the 1940 Act, are authorized to invest assets in the following funds and series: Bond, Growth and Income, Managed, Money Market and Special Opportunities (for Account D); Growth and Income and Special Opportunities (for Account G) and all funds and series for Account K and Lincoln National Variable Annuity Account C. Through the VAA and the Variable Life Accounts we are the sole shareholder in the eleven funds. However, we are not the sole shareholder of series shares in the Delaware Group Premium Fund, Inc. Collectively, the VAA and the Variable Life Accounts may be referred to in this booklet and in the SAI as the variable accounts.

Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the Variable Life Accounts could conflict with those of contractowners under the VAA. In those cases where assets from variable life and variable annuity separate accounts are invested in the same fund or funds or series (i.e., where mixed funding occurs), the Boards of Directors of the funds or series involved will

                                   Account Q
monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund or series with another investment, that fund or series may have to liquidate securities on a disadvantageous basis. Refer to the Prospectus for each fund and for the series for more information about mixed funding.

In the future, we may purchase shares in the funds and series for one or more unregistered segregated investment accounts.

ADVERTISEMENTS/SALES LITERATURE
In marketing the contracts, we and our various sales representatives may refer to certain ratings assigned to us under the Rating System of the A.M. Best Co., Oldwick, New Jersey. The objective of Best's Rating System is to evaluate the various factors affecting the overall performance of an insurance company in order to provide Best's opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the contracts and the underlying funds and series, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claim-paying ability, the features of particular contracts, and the comparative investment performance of the funds and series with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. There is more information about each of these services under Advertising and sales literature in the SAI. Marketing materials may employ illustrations of compound interest and dollar-cost averaging; discuss automatic withdrawal services; describe our customer base, assets, and our relative size in the industry. They may also discuss other features of Lincoln Life, the VAA, the funds, the series and their investment management.

                                   Account Q
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS FOR VAA

Item
----------------------------------------------------
General information and history of Lincoln Life
Special terms
Services
Purchase of securities being offered
Underwriters
Calculation of performance data

For a free copy of the SAI please see page one of this booklet.

Item
---------------------------------------------------------
Annuity payouts
Federal tax status
Determination of accumulation and annuity unit value
Advertising and sales literature/graphics
Financial statements

                                   Account Q
LINCOLN LIFE
VARIABLE ANNUITY ACCOUNT Q (VAA) (REGISTRANT)

LINCOLN NATIONAL
LIFE INSURANCE COMPANY (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)

This SAI should be read in conjunction with the Prospectus of the VAA dated
         , 1998.
You may obtain a copy of the VAA Prospectus on request and without charge. Please write Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne, Indiana 46801 or call 1-800-4LINCOLN (454-6265).
TABLE OF CONTENTS

                                      Page
------------------------------------------
GENERAL INFORMATION AND HISTORY
OF LINCOLN LIFE                       B-2
------------------------------------------
SPECIAL TERMS                         B-2
------------------------------------------
SERVICES                              B-2
------------------------------------------
PURCHASE OF SECURITIES BEING OFFERED  B-2
------------------------------------------
CALCULATION OF PERFORMANCE DATA       B-2
------------------------------------------
ANNUITY PAYOUTS                       B-6

----------------------------

THIS SAI IS NOT A PROSPECTUS.

The date of this SAI is     1, 1998

                                                                       Page
                               --------------------------------------------
FEDERAL TAX STATUS                                                     B- 7
                               --------------------------------------------
DETERMINATION OF ACCUMULATION AND ANNUITY UNIT VALUE                   B- 9
                               --------------------------------------------
ADVERTISING AND SALES LITERATURE/GRAPHICS                              B-10
                               --------------------------------------------
FINANCIAL STATEMENTS                                                   B-12
                               --------------------------------------------

                                   Account Q
GENERAL INFORMATION
AND HISTORY OF LINCOLN NATIONAL LIFE
INSURANCE CO. (LINCOLN LIFE)

Lincoln Life, organized in 1905, is an Indiana stock insurance corporation, engaged primarily in insurance and financial services. Lincoln Life is owned by Lincoln National Corp., a publicly held insurance holding company domiciled in Indiana.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. They are italicized to make this document more understandable.

SERVICES

INDEPENDENT AUDITORS
The financial statements and schedules of Lincoln Life appearing in this SAI
and Registration Statement have been audited by            , independent
auditors, as set forth in their reports which also appear elsewhere in this document and in the Registration Statement. The financial statements and
schedules audited by           have been included in this document in reliance
on their report given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by Lincoln Life. No separate charge against the assets of the VAA is made by Lincoln Life for this service. We have entered into an agreement with Delaware Management Co., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA.

PRINCIPAL UNDERWRITER
Lincoln Life is the principal underwriter for the group variable annuity contracts.

PURCHASE OF SECURITIES BEING OFFERED

The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling Lincoln Life products; through independent insurance brokers; and through certain securities broker/dealers selected by Lincoln Life whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospectus under the section Charges and other deductions, the contract and/or the surrender charges may be waived.

There are exchange privileges between subaccounts, and between the VAA and Lincoln Life's General Account (See Transfers of accumulation units between subaccounts in the Prospectus.) No exchanges are permitted between the VAA and other separate accounts.

[Lincoln Life] has contracted with some broker/dealers, and may contract with others, to sell the group variable annuity contracts through certain legally authorized persons and organizations. These dealers are compensated under a standard Compensation Schedule.

Lincoln Life is the principal underwriter for the group variable annuity contracts. We may not offer a contract continuously or in every state. Lincoln Life retains no underwriting commissions from the sale of the group variable annuity contracts.

CALCULATION OF PERFORMANCE DATA

Standard performance data is not included because, as of the date hereof, the VAA had not yet commenced operations. Nonstandardized performance data will be accompanied by standard performance data once available.

A. MONEY MARKET FUNDED SUBACCOUNTS:
    The yield that will be reported in this SAI and in the table of condensed financial information in the Prospectus will be determined by calculating the change in unit value for the base period (the 7-day period ended December 31); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the participants, and excludes any realized gains and losses from the sale of securities.

                                   Account Q
B. OTHER SUBACCOUNTS:
  1. TOTAL RETURN -- Total return will show, for the various subaccounts of the VAA, an average annual total return as of the stated periods, based upon a hypothetical initial purchase payment of $1,000, calculated according to the formula set forth below.

The Average annual total return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula --

P (1 + T)n = ERV
Where: P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question n = number of years
ERV = redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been charged to participant accounts; 2) all applicable nonrecurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question. The performance figures shown relate to the contract form containing the highest level of charges.

  2. NONSTANDARDIZED PERFORMANCE DATA
The VAA advertises the performance of its various subaccounts by observing how they perform over various time periods--monthly, year-to-date, yearly (fiscal year); and over periods of three years and more. Monthly, year-to-date and yearly performance are computed on a cumulative basis; performance for a three-year period and for greater periods is computed both on a cumulative and on an annualized basis.

Cumulative quotations are arrived at by calculating the change in the accumulation unit value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. The calculation reflects the mortality and expense risk fees under the contracts and the management fees and other expenses of the fund and series. The calculation does not include the CDSC or the account charge, which, if included, would decrease the performance.

Annualized quotations are arrived at by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

For information regarding the historical performance of the funds and series adjusted for the contract and VAA fees and expenses, see Appendix A.

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS
Variable annuity payouts will be determined on the basis of: (1) the value of the contract on the annuity commencement date; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment performance of the eligible fund(s) selected. In order to determine the amount of variable annuity payouts, Lincoln Life makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the annuitant with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This date will become the date on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 "a' Individual Annuity Mortality Tables, with an assumed investment return at the rate of 5% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of contract value under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The 5% interest rate stated above is the measuring point for subsequent annuity payouts. If the actual Net Investment Rate (annualized) exceeds 5%, the payment will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 5%, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

Lincoln Life may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans where not prohibited by law.

                                   Account Q

At an annuity commencement date, the annuitant is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying eligible funds. The amount of the second and subsequent annuity payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days before the date that payment is due.

[The value of each subaccount annuity unit was set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

a. The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

b. A factor to neutralize the assumed investment return in the annuity table.]

The value of the annuity units is determined as of a valuation date 14 days before the payout date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL
Lincoln Life may require proof of age, sex or survival of any payee upon whose age, sex or survival payouts depend.

FEDERAL TAX STATUS

GENERAL
The operations of the VAA form a part of, and are taxed with, the operations of Lincoln Life under the Internal Revenue Code of 1986, as amended (the code). Investment income and realized net capital gains on the assets of the VAA are reinvested and taken into account in determining the accumulation and annuity unit values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the contract. Under existing federal income tax law, Lincoln Life believes that VAA investment income and realized net capital gains are not taxed to the extent they are retained as part of the reserves under the contracts. Accordingly, Lincoln Life does not anticipate that it will incur any federal income tax liability attributable to the VAA, and therefore it does not intend to make any provision for such taxes. However, if changes in the federal tax laws or interpretations thereof result in Lincoln Life's being taxed on income or gains attributable to the VAA, then Lincoln Life may impose a charge against the VAA in order to make provision for payment of such taxes.

QUALIFIED PLANS
The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of contracts with the various types of plans, based on Lincoln Life's understanding of the current federal tax laws as interpreted by the Internal Revenue Service (IRS). Purchasers of contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisors as to the suitability of the plan and the contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as contractowners, annuitants and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the contract.

Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

PUBLIC SCHOOL SYSTEMS AND SECTION 501(C)(3) ORGANIZATIONS (403(B))
Payments made to purchase annuity contracts by public school systems or certain
Section 501(c)(3) organizations for their employees are excludable from the gross income of the employee to the extent that aggregate payments for the employee do not exceed the exclusion allowance provided by Section 403(b) of the code, the over-all limits for excludable contributions of Section 415 of the code or the limit on elective contributions. Furthermore, the investment results of the fund or series credited to the account are not taxable until benefits are received either in the form of annuity payouts or in a single sum.

If an employee's individual account is surrendered, usually the full amount received would be includable in income for that year at ordinary rates.

QUALIFIED CORPORATE EMPLOYEE'S PENSION AND PROFIT-SHARING TRUSTS AND QUALIFIED ANNUITY PLANS
Payments made by a corporate employer and the increments on all payments for qualified corporate plans are not taxable as income to the employee until distributed. However, the employee may be required to include these amounts in gross income before distribution if the qualified plan or trust loses its

                                   Account Q
qualification. Corporate plans qualified under Sections 401(a) or 403(a) of the code are subject to extensive rules, including limitations on maximum contributions or benefits.

Distributions of amounts in excess of nondeductible employee contributions allocated to such distributions are generally taxable as ordinary income. If an employee or beneficiary receives a lump sum distribution, that is, if the employee or beneficiary receives in a single tax year the total amounts payable with respect to that employee and the benefits are paid as a result of the employee's death or separation from service or after the employee attains 59 1/2, taxable gain may be either eligible for special lump sum averaging treatment or, if the recipient was age 50 before January 1, 1986, eligible for taxation at a 20% rate to the extent the distribution reflects payouts made before January 1, 1974. For plan years beginning after December 31, 1996, tax exempt organizations (except state or local governments) may have 401(k) plans. These special tax rules are not available in all cases.

DEFERRED COMPENSATION PLANS (457 PLANS)
Under the code provisions, employees and independent contractors (participants) performing services for state and local governments and tax-exempt organizations may establish deferred compensation plans. Plans of state or local governments established on August 20, 1996, or later, must hold all assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries. Governmental
Section 457 plans that were in existence before August 20, 1996 are allowed until January 1, 1999 to meet this requirement. While participants in such plans may be permitted to specify the form of investment in which their plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors. The amounts deferred under a plan which meet the requirements of Section 457 of the code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Deferrals are taxed as compensation from the employer when they are actually or constructively received by the employee. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $7,500 (as indexed) or 33 1/3% of the participant's includable compensation. However, in the limited circumstances, up to $15,000 may be deferred in each of the last three years before retirement.

SIMPLIFIED EMPLOYEE PENSION PLANS (SEP)
An employer may make contributions on behalf of employees to a SEP as provided by Section 408(k) of the code. The contributions and distribution dates are limited by the code provisions. All distributions from the plan will be taxed as ordinary income. For tax years after 1996, salary reduction SEP's (SAR/SEP) may no longer be established. However, SAR/SEPs in existence prior to January 1, 1997 may continue to receive contributions.

Any distribution before the employee attains age 59 1/2 (except in the event of death or disability) or the failure to satisfy certain other code requirements may result in adverse tax consequences.

SAVINGS INCENTIVE MATCHED PLAN FOR EMPLOYEES (SIMPLE)
Employers with 100 or fewer employees who earned $5,000 during the proceeding year, may establish SIMPLEs. For tax years beginning after December 31, 1996, SIMPLE plans are available and may be in the form of an IRA or part of a 401(k) plan. Under a SIMPLE IRA, employees are permitted to make elective contributions to an IRA, stated as a percentage of the employees compensation, but not to exceed $6,000 annually as indexed. Such deferrals are not subject to income tax until withdrawn. Withdrawals made by an employee in the first two years of the employees participation are subject to a 25% penalty. Later withdrawals are subject to penalties applicable to IRAs. Under a SIMPLE 401(k), employee deferrals are limited to no more than $6,000 annually. Employer contributions are usually required for each type of SIMPLE.

TAX ON DISTRIBUTIONS FROM QUALIFIED CONTRACTS
The following rules generally apply to distributions from contracts purchased in connection with the plans discussed previously, other than deferred compensation plans.

The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee's gross income (generally, the employee's own nondeductible contributions) constitutes the investment in the contract. If a distribution is made in the form of annuity payouts, the employee's investment in the contract (adjusted for certain refund provisions) divided by the life expectancy (or other period for which annuity payouts are expected to be made) constitutes a tax-free return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. All distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of the investment in the contract.

If a surrender of or withdrawal from the contract is effected and distribution is made from the plan in a single payout, the proceeds may qualify for special lump sum distribution treatment under certain qualified plans, as discussed above. Otherwise, the amount by which the payment exceeds the investment in the contract (adjusted for any prior withdrawal) allocated to

                                   Account Q
that payment, if any, will be taxed as ordinary income in the year of receipt. Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and nontaxable amounts (rather than as a distribution first of nontaxable amounts).

Distributions from qualified plans, Keoghs, SEPs, 403(b) plans and IRAs will be subject to (1) a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements for the above plans, as well as for Section 457 plans, will result in a 50% excise tax. Various other adverse tax consequences may also be potentially applicable in certain circumstances to these types of plans.

Upon an employee's death, the taxation of benefits payable to the beneficiary generally follows these same principles, subject to a variety of special rules.

OTHER CONSIDERATIONS
It should be understood that the foregoing comments about the federal tax consequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local or foreign tax laws. Finally, in recent years numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the contracts, a competent tax advisor should be consulted.

DETERMINATION OF ACCUMULATION AND ANNUITY UNIT VALUE

A description of the days on which accumulation and annuity units will be valued is given in the Prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that in 1997 it will be closed on New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. It may also be closed on other days.

Since the portfolios of some of the funds and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those funds and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, Lincoln Life may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM evaluates the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It measures performance of securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification with over 1000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S insurance claims-paying rating is a system of rating insurance company's financial strength, market leadership and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuity contracts.

STANDARD & POOR's CORP. insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

                                   Account Q

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S 500 INDEX (S&P 500) -- broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the S&P 500. The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares and publication of the index itself are services of Standard & Poor's Corp., a financial advisory, securities rating and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Co. and American Telephone and Telegraph Co. Prepared and published by Dow Jones & Co., it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

INTERNET -- As an electronic communications network may be used to provide information regarding Lincoln Life performance of the subaccounts and advertisement literature.

In its advertisements and other sales literature for the VAA and the eligible funds, Lincoln Life intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the variable account over the fixed side; and the compounding effect when a client makes regular contributions to his or her account.

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular purchases in the same subaccounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased for those subaccounts.

AUTOMATIC WITHDRAWAL SERVICE. A service provided by Lincoln Life, through which a contractowner may take any distribution allowed by code Section 401(a)(9) in the case of qualified contracts, or permitted under code Section 72 in the case of nonqualified contracts, by way of an automatically generated payment.

EARNINGS SWEEP. A service provided by Lincoln Life which allows a client to designate one of the variable subaccounts or the fixed side as a holding account, and to transfer earnings from that side to any other variable subaccount. The contractowner chooses a specific fund as the holding account. At specific intervals, account value in the holding account fund that exceeds a certain designated baseline amount is automatically transferred to another specified fund(s). The minimum account value required for the Earnings Sweep feature is $10,000.

LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA, the funds and series may refer to the number of employers and the number of individual annuity clients which Lincoln Life serves. As of February 28, 1997, Lincoln Life was serving over 13,000 organizations and had more than 940,000 annuity clients.

LINCOLN LIFE'S ASSETS, SIZE. Lincoln Life may discuss its general financial condition (see, for example, the reference to A.M. Best Co., above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any subclassification of those companies, based upon recognized evaluation criteria. For example, at year-end 1995, Lincoln Life was the 12th largest U.S. life insurance company based upon overall assets.

Sales literature may reference the Multi Fund newsletter which is a newsletter distributed quarterly to clients of the VAA. The contents of the newsletter will be a commentary on general economic conditions and, on some occasions, referencing matters in connection with the Multi Fund annuity.

Sales literature and advertisements may reference these and other similar reports from Best's or other similar publications which report on the insurance and financial services industries.

The graphs below compare accumulations attributable to contributions to conventional savings vehicles such as savings accounts at a bank or credit union, nonqualified contracts purchased with after tax contributions, and qualified contracts purchased with pre-tax contributions under tax-favored retirement programs.

                                   Account Q

THE POWER OF TAX DEFERRED GROWTH

The hypothetical chart below compares the results of contributing $1,200 per year ($100 per month) during the time periods illustrated. Each graph assumes a 28% tax rate and an 8% fixed rate of return (before fees

                                      LOGO

and charges). For tax deferred annuities (TDA), the results are based on contributing $1,666.66 ($138.88 per month) during the time periods illustrated. The additional $38.88 per month is the amount of federal taxes paid by those contributing to the conventional savings accounts or nonqualified contracts. In this example, it has been invested by the contributors to the qualified contracts. The deduction of fees and charges is also indicated in the graph. The dotted lines represent the amount remaining after deducting any taxes due and all fees (including CDSC). See Charges and other deductions in the Prospectus for discussion of charges. Additionally, a 10% tax penalty (not included here) may apply to withdrawals before age 59 1/2.

The contributions and interest earnings on conventional savings accounts are usually taxed currently. For nonqualified contracts contributions are usually taxed currently, while earnings are not usually subject to income tax until withdrawn. However, contributions to and earnings on qualified plans are ordinarily not subject to income tax until withdrawn. Therefore, having greater amounts re-invested in a qualified or nonqualified plan increases the accumulation power of savings over time.

As you can see, a tax deferred plan can provide a much higher account value over a long period of time. Therefore, tax deferral is an important component of a retirement plan or other long-term financial goals. (The above chart is for illustrative purposes and should not be construed as representative of actual results, which may be more or less.)

                                   Account Q
TAX BENEFITS TODAY

When you put a portion of
your salary in a tax
deferred retirement plan,
your contributions don't
appear as taxable income on
your W-2 form at the end of
the calendar year. So while
you are contributing, you
can reduce your taxes and
increase your take-home
pay.

Here's an example: Let's
assume you are single, your
taxable income is $50,000,
and you are in the 28% tax
bracket.

                                          Traditional  Savings of
                                          savings plan pre-tax dollars
----------------------------------------------------------------------
Your income                               $50,000      $50,000
Tax-deferred savings                          -0-        2,400
Taxable income                             50,000       47,600
*Estimated federal income taxes            10,481        9,809
Income after taxes                         39,519       37,791
After-tax savings                           2,400          -0-
Remaining income after savings and taxes   37,119       37,791

With a tax-deferred plan, you have $672 more spendable income each year because you are paying less taxes currently.

*The above chart assumes a 28% marginal
federal tax rate on conventional
contributions. TDA contributions are
generally taxed as ordinary income when
withdrawn. Federal tax penalties generally apply to distributions before age 59 1/2.
For illustrative purposes only.

FINANCIAL STATEMENTS

Financial statements for
the company appear on the
following pages. Financial
statements for the VAA are
not included because, as of
the date hereof, the VAA
had no assets, had incurred
no liabilities, and had not
yet commenced operations.

                                   Appendix A
APPENDIX A

HISTORICAL FUND/SERIES         Tables 1A and 1B below
PERFORMANCE ADJUSTED FOR       assume a hypothetical
CONTRACT AND VAA FEES AND      investment of $1,000 at the
CHARGES. Returns are           beginning of the period via
provided for years before      the subaccount investing in
the fund and series were       the applicable fund or
available investment           series and withdrawal of
options under the contract.    the investment on 12/31/97.
Returns for those periods      The adjusted returns shown
reflect an adjusted return     thus reflect the mortality
as if those funds and          and expense risk charge,
series were available under    the CDSC and a pro rata
the contract, and reflect      portion of the account
the deduction of the two       charge.
levels of mortality and
expense risk charge.

TABLE 1A
SUBACCOUNT "ADJUSTED" AVERAGE ANNUAL RETURN

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

TABLE 1B
SUBACCOUNT "ADJUSTED" CUMULATIVE TOTAL RETURN

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

                                   Appendix A

Table 2A below shows annual average total return on the same assumptions as Table 1A except that the value in the subaccount is not withdrawn at the end of the period or is withdrawn to effect an annuity. Table 2B shows the cumulative total return on the same basis. The adjusted returns shown below thus reflect the mortality and expense risk charge and a pro rata portion of the account charge, but no CDSC.

TABLE 2A
SUBACCOUNT "ADJUSTED" AVERAGE TOTAL RETURN ASSUMING NO WITHDRAWAL

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

TABLE 2B
SUBACCOUNT "ADJUSTED" CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

                                   Appendix A

Tables 3A and 3B show adjusted performance information on the same assumptions as Tables 2A and 2B except that Tables 3A and
3B do not reflect deductions of the pro rata portion of the account charge.

TABLE 3A
SUBACCOUNT "ADJUSTED" AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL AND NO ACCOUNT CHARGE

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

TABLE 3B
SUBACCOUNT "ADJUSTED" CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL AND NO ACCOUNT CHARGE

                          1 Year Ending       5 Years Ending      10 Years Ending     Life of Fund Ending
                          12/31/97            12/31/97            12/31/97            12/31/97
                          -------------------------------------------------------------------------------
                          standard breakpoint standard breakpoint standard breakpoint standard breakpoint
---------------------------------------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

                                   Appendix A

Tables 4A and 4B below assume a hypothetical investment of $1,000 at the beginning of the period via each subaccount and show total return information on a calendar year basis assuming no withdrawal within the first ten contract years. The rates of return shown reflect the two levels of mortality and expense risk charge, but do not reflect the CDSC or the pro rata deduction of the account charge.

TABLE 4A
"ADJUSTED" CALENDAR YEAR ANNUAL RETURN ASSUMING NO WITHDRAWAL AND NO ACCOUNT CHARGE--STANDARD MORTALITY AND EXPENSE RISK CHARGE*

                          1988 1989 1990 1991 1992 1993 1994 1995 1996 1997
---------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

*The above calendar-year returns assume a hypothetical investment of $1,000 on
January 1 of the first full calendar year that the underlying fund or series was in existence. The returns assume that the $1,000 will remain in the contract for ten contract years; thus, the standard mortality and expense risk charge is reflected, but the account charge and the CDSC have not been deducted.

TABLE 4B
"ADJUSTED" CALENDAR YEAR ANNUAL RETURN ASSUMING NO WITHDRAWAL AND NO ACCOUNT CHARGE--"BREAKPOINT" MORTALITY AND EXPENSE RISK CHARGE**

                          1988 1989 1990 1991 1992 1993 1994 1995 1996 1997
---------------------------------------------------------------------------
Aggressive Growth
Bond
Capital Appreciation
Equity-Income
Global Asset Allocation
Growth and Income
International
Managed
Money Market
Social Awareness
Special Opportunities
Delaware Emerging Growth
Delaware Equity/Income
Delaware Global Bond

**The above calendar-year returns assume a hypothetical investment of $1,000 on
January 1 of the first full calendar year that the underlying fund or series was in existence. The returns assume that the $1,000 will remain in the contract for ten contract years; thus, the "breakpoint" mortality and expense risk charge is reflected, but the account charge and CDSC have not been deducted.

                           PART C--OTHER INFORMATION

Item 24.
--------


(a)  LIST OF FINANCIAL STATEMENTS

     (1) Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement. (TO BE FILED BY AMENDMENT.)

     (2)  Part B
          The following financial statements of Account Q are included in the
          SAI: Not Applicable.

     (3)  Part B

          The following Statutory Financial Statements and Schedules of Lincoln National Life Insurance Company are included in the SAI:
          (TO BE FILED BY AMENDMENT.)

24 (b)   LIST OF EXHIBITS

         (1) Resolution of Board of Directors and Memorandum authorizing establishment of the Variable Account.

         (4) Variable Annuity Contract
                (a) Form of Allocated Group Deferred Variable Annuity
                (b) Form of Unallocated Group Deferred Variable Annuity
                (c) Form of Active Life Certificate
                (d) Form of Section 457 Annuity Endorsement
                (e) Form of Section 403(b) Annuity Endorsement

         (5)    (a) Form of application

         (6)    (a) Articles of Incorporation of The Lincoln National Life
                    Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

                (b) By-Laws of The Lincoln National Life Insurance Company are
                    incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

         (8) Services Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to the Registration Statement on Form S-6 (333-40745) filed on November 21, 1997.

         (9) Opinion and Consent of Jeremy Sachs, Senior Counsel*

        (10) Opinion and Consent of Ernst & Young LLP, Independent Auditors*

        (11) Not applicable.

        (13) Schedule of Computation.*

        (14) Not applicable.

        (15)    (a) Organizational Chart of Lincoln National Life Insurance
                    Holding Company System*
                (b) Memorandum Concerning Books and Records*

*  To be filed by amendment.

Item 25.
--------

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Positions and Offices with Lincoln National
Name                         Life Insurance Company
----                         ----------------------
Ian M. Rolland**             Director
Jon A. Boscia*               President, Chief Executive Officer and Director
Carolyn P. Brody*            Vice President
Thomas L. Clagg*             Vice President and Associate General Counsel
Kelly D. Clevenger*          Vice President
Jeffrey K. Dellinger*        Vice President
Jack D. Hunter**             Executive Vice President and General Counsel
Donald E. Keller*            Vice President
H. Thomas Mc Meekin**        Director
Reed P. Miller*              Vice President
Stephen H. Lewis*            Senior Vice President
Lawrence T. Rowland***       Executive Vice President
Keith J. Ryan*               Vice President, Asst. Treasurer and Chief Financial Officer
Richard C. Vaughan**         Director
Roy V. Washington*           Vice President
Janet C. Whitney**           Vice President and Treasurer
C. Suzanne Womack**          Assistant Vice President and Secretary

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

** Principal business address is 200 East Berry Street, Fort Wayne, Indiana 46802-2706.

*** Principal business address is 1700 Magnavox Way, One Reinsurance Place, Fort
    Wayne, Indiana 46804.

Item 26.
--------

                    PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference. (TO BE FILED BY AMENDMENT.)

Item 27.
--------

                           NUMBER OF CONTRACT OWNERS

Not applicable.

Item 28.
--------

                         INDEMNIFICATION--UNDERTAKING

     (a) Brief description of indemnification provisions.

         In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

         In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the rights of, LNL.

         Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.
--------

                             PRINCIPAL UNDERWRITER

     (a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln Life Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account K; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln National Variable Annuity Accounts 50 and 51;

     (b) See Item 25.

     (c) Commissions and Other Compensation Received by Lincoln National Life Insurance Company from Account Q during the fiscal year which ended December 31, 1997:

       (1)                 (2)              (3)          (4)           (5)
                     Net Underwriting
Name of Principal     Discounts and    Compensation   Brokerage
   Underwriter         Commissions     on Redemption  Commissions  Compensation
-----------------    ----------------  -------------  -----------  ------------

The Lincoln National
Life Insurance                                   a                            b
Company                   None                            None

Notes:

     (a) These figures represent compensation received by Lincoln National Life Insurance Company for surrender, withdrawal and contract charges. See Charges and other deductions, in the Prospectus.

     (b) These figures represent compensation received by Lincoln National Life Insurance Company for mortality and expense guarantees. See Charges and other deductions, in the Prospectus.

Item 30.
--------

                       LOCATION OF ACCOUNTS AND RECORDS

     Exhibit 15(b) is hereby expressly incorporated herein by this reference. (TO BE FILED BY AMENDMENT.)

Item 31.
--------

Not applicable.

Item 32.  Undertakings
--------

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post cared or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Fort Wayne and State of Indiana on the 29th day of December, 1997.

                                     LINCOLN LIFE VARIABLE ANNUITY
                                     ACCOUNT Q, (Registrant)

                                     By /s/ Stephen H. Lewis
                                        ------------------------------------
                                        Stephen H. Lewis
                                        (Signature Officer of Depositor)
                                        Senior Vice President, LNL
                                        (Title)

                                     By THE LINCOLN NATIONAL LIFE
                                        INSURANCE COMPANY
                                        (Depositor)

                                     By /s/ Jon A. Boscia
                                        ---------------------------------
                                        Jon A. Boscia
                                        President
                                        (Title)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                      Title                         Date
----------                      -----                         ----
/s/ Jon A. Boscia               President, Chief
-----------------------         Executive Officer and
Jon A. Boscia                   Director (Principal           December 29, 1997
                                Executive Officer)

/s/ Jack D. Hunter              Executive Vice President,
-----------------------         General Counsel and           December 29, 1997
Jack D. Hunter                  Director

/s/ Lawrence T. Rowland         Executive Vice President
-----------------------         and Director                  December 29, 1997
Lawrence T. Rowland

/s/ Keith J. Ryan               Vice President, Chief
-----------------------         Financial Officer and         December 29, 1997
Keith J. Ryan                   Assistant Treasurer
                                (Principal Accounting Officer
                                and Principal Financial Officer)

/s/ Ian M. Rolland
-----------------------         Director                      December 29, 1997
Ian M. Rolland

                                Director
-----------------------
H. Thomas McMeekin

/s/ Richard C. Vaughan          Director
-----------------------                                       December 29, 1997
Richard C. Vaughan